

AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235



April 4, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
<u>Information Furnished Under Rule 12g3-2(b)</u>

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the recently issued English version of the official invitation to the 2005 Annual General Meeting of shareholders of Commerzbank to be held on Friday, May 20th at Frankfurt, Germany. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Ashley Cole
Assistant Vice President

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure



AKTIENGESELLSCHAFT
Frankfurt am Main

German securities code no.: 803 200
ISIN: DE 0 008 032 004

invitation*

Dear shareholders,

We invite you to the **Annual General Meeting of shareholders** of Commerzbank Aktiengesellschaft, to be held in the Jahrhunderthalle Frankfurt, Frankfurt am Main-Höchst, Pfaffenwiese, **at 10 a.m. on Friday, May 20, 2005.**

agenda

1. Presentation of the established Financial Statements and Management Report for the 2004 financial year of Commerzbank Aktiengesellschaft, together with the presentation of the approved Financial Statements and Management Report of the Commerzbank Group for the 2004 financial year and the Report of the Supervisory Board

2. Resolution on the appropriation of the distributable profit

The Board of Managing Directors and the Supervisory Board propose that the distributable profit of €149,646,732.25 achieved in the 2004 financial year be used

to pay a dividend of €0.25
per no-par-value share which ranks
for dividend payment.

3. Resolution on the approval of the actions of the members of the Board of Managing Directors

The Board of Managing Directors and the Supervisory Board propose that the actions of the members of the Board of Managing Directors holding office during the 2004 financial year be approved.

4. Resolution on the approval of the actions of the members of the Supervisory Board

The Board of Managing Directors and the Supervisory Board propose that the actions of the members of the Supervisory Board holding office during the 2004 financial year be approved.

5. Resolution on the appointment of the Auditors and the Group Auditors for the 2005 financial year

The Supervisory Board proposes that PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, – soon to be renamed PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft – be appointed Auditors and Group Auditors for the 2005 financial year.

6. Resolution on the authorization for the Bank to purchase its own shares for the purpose of securities trading, pursuant to Art. 71, (1), no. 7, German Stock Corporation Act *(Aktiengesetz)*

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

a) Commerzbank Aktiengesellschaft is authorized to purchase and sell its own shares for the purpose of securities trading. The aggregate

* This translation is intended for convenience purposes only and solely the German version of the invitation to and the Agenda of the Annual General Meeting of shareholders shall be binding.

amount of shares to be acquired for this purpose shall not exceed 5% of the share capital of Commerzbank Aktiengesellschaft at the end of any given day. The lowest price at which the Bank may buy one of its shares may not be more than 10% lower than the mean value for share prices (closing auction prices or similar successor prices for the Commerzbank share in XETRA trading or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) on the last three trading days prior to the purchase; the highest price at which the Bank may buy one of its own shares may not be more than 10% higher than this amount.

b) This authorization is valid until October 31, 2006. The authorization pursuant to Art. 71, (1), 7, *Aktiengesetz*, resolved by the Company's Annual General Meeting (AGM) on May 12, 2004 under point 5 of the agenda will automatically be cancelled when this new authorization becomes effective.

7. Resolution on the authorization for the Bank to purchase its own shares, pursuant to Art. 71, (1), no. 8, German Stock Corporation Act *(Aktiengesetz)* with subscription rights excluded

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

a) Commerzbank Aktiengesellschaft is authorized to purchase its own shares in one or several tranches in a volume of up to 10% of the share capital for purposes other than securities trading. Together with the Company's own shares purchased for other reasons, which are held by the Company or are attributable to it pursuant to Art. 71a et seq., *Aktiengesetz*, the shares purchased on the basis of this authorization may at no time exceed 10% of the share capital of Commerzbank Aktiengesellschaft.

The Board of Managing Directors shall decide whether the purchase is effected on the stock exchange, by means of a public offer to all shareholders or by means of an invitation to all shareholders to submit an offer to sell ("invitation to sell").

aa) If the shares are purchased on the stock exchange, the price paid may not be more than 10% higher or lower (excluding incidental acquisition costs) than the mean value for the share prices (closing auction prices or similar successor prices for the Commerzbank share in XETRA trading or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) on the last three trading days preceding the purchase.

bb) In the case of a public offer, the price offered may not be more than 10% higher or lower (excluding incidental acquisition costs) than the mean value for the share prices (closing auction prices or similar successor prices for the Commerzbank share in XETRA trading or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) on the last three trading days preceding the final decision by the Board of Managing Directors to make the public offer ("record date"). The public offer may provide for purchase price margins, time limits for acceptance, conditions and further specifications, in particular the possibility of adjusting a price margin if substantial price movements occur after publication of the public offer. In this case, the record date for establishing the admissible upper and lower price limits is the day of the final decision by the Board of Managing Directors on an adjustment of the price margin.

cc) In the case of an invitation to sell, the purchase price will be worked out on the basis of the offers submitted to Commerzbank Aktiengesellschaft. However, this may not be more than 10% higher or lower (excluding incidental acquisition costs) than the mean value for the share prices (closing auction prices or similar successor prices for the Commerzbank share in XETRA trading or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) on the last three trading days preceding the day on which the offers to sell are accepted by Commerzbank Aktiengesellschaft. The invitation to sell may provide for purchase price margins, time limits for acceptance, conditions and further specifications, in particular the possibility of adjusting a price margin if substantial price movements occur after publication of the invitation to sell.

The provisions of the German Securities Trading Act *(Wertpapierhandelsgesetz)* and the (EC) 2273/2003 regulation of the Commission of December 22, 2003 and also – in the case of purchase by means of a public offer to all shareholders or by means of an invitation to sell – the provisions of the German Securities Acquisitions and Takeovers Act *(Wertpapiererwerbs- und Übernahmegesetz)* have to be observed, to the extent that and insofar as they are applicable. Should the number of shares offered exceed the maximum number of shares established for purchase by Commerzbank Aktiengesellschaft, acceptance shall be on a quota basis. Provision may be made for preferential acceptance of smaller numbers of up to 100 shares per shareholder.

The authorization for the Bank to purchase its own shares may be used wholly or in part, in one or in several tranches, and in a combination of all the above possibilities for purchasing shares.

b) The Board of Managing Directors is authorized to sell shares purchased on the basis of this authorization in other ways than via the stock exchange or by means of a public offer to all shareholders, if the Bank's own purchased shares are sold at a price that is not substantially lower than the market price of shares of Commerzbank Aktiengesellschaft offering the same conditions at the time of sale. In this case, the number of shares to be sold, together with new shares issued on the basis of authorizations for a capital increase for which shareholders' subscription rights have been excluded pursuant to Art. 186, (3), 4, *Aktiengesetz*, may not exceed 10% of the Bank's share capital. Furthermore, those shares have to be counted against this limit of 10% of the share capital which have either already been issued or are still to be issued to serve bonds with conversion or option rights, insofar as the bonds were issued with subscription rights excluded through the relevant application of Art. 186, (3), 4, *Aktiengesetz*, on the basis of an authorization valid at the time that the present authorization becomes effective.

In addition, the Board of Managing Directors is authorized to sell the purchased shares off the stock exchange, without offering the shares to all shareholders on a scale which is proportionate to their participation in the Bank, insofar as this is effected for the purpose of acquiring companies or interests in companies.

Furthermore, the Board of Managing Directors is authorized, in the case of the shares purchased under this authorization being sold by means of a public offer to all shareholders, to grant the holders of convertible bonds or

bonds with warrants or profit-sharing rights – with conversion or option rights – issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), *Aktiengesetz*) subscription rights to the shares to the extent to which they would be entitled after they have exercised their conversion or option rights.

In addition, the Board of Managing Directors is authorized to issue the Bank's own purchased shares to employees and pensioners of Commerzbank Aktiengesellschaft and affiliated companies.

Shareholders' subscription rights to the Bank's own purchased shares shall be excluded insofar as these shares are used in accordance with the above authorizations.

Finally, the Board of Managing Directors is authorized to redeem and cancel the Bank's own shares that are purchased, wholly or in part, without the need for a further AGM resolution; the Supervisory Board is authorized to amend the Articles of Association to reflect the extent to which the Bank's capital is reduced.

The above authorizations to sell shares off the stock exchange as well may be used wholly or in part, in one or several tranches, individually or jointly. Each purchase and disposal by the Bank of its own shares may be effected in pursuit of one or several of the above-mentioned purposes.

The Supervisory Board may determine that measures of the Board of Managing Directors adopted on the basis of the above authorizations under lit. b) require its prior approval.

c) This authorization is valid until October 31, 2006. The authorization pursuant to Art. 71, (1), 8, *Aktiengesetz*, resolved by the Bank's AGM on May 12, 2004 under point 6 of the agenda, will automatically be cancelled when this new authorization becomes effective.

8. Authorization of the Board of Managing Directors to issue convertible bonds or bonds with warrants or to issue profit-sharing rights (the latter with or without conversion or option rights), with subscription rights excluded

The Annual General Meeting of May 30, 2003 resolved under point 12, lit. a) of the agenda to authorize the Board of Managing Directors of Commerzbank Aktiengesellschaft to issue in one or several tranches by May 30, 2008 convertible bonds or bonds with warrants or profit-sharing rights – the latter with or without conversion or option rights – in a total nominal amount of €2,000,000,000. To cover the conversion or option rights to be issued under this authorization, a conditional capital increase of up to €403,000,000 was resolved under lit. b) of the same point on the agenda.

As the price of the Commerzbank share has risen in the meantime, the issue of convertible bonds or bonds with warrants or profit-sharing rights up to the limit of €2,000,000,000, resolved in 2003, would mean that the full amount of conditional capital resolved to cover this authorization could possibly not be used. Due to the development of stock-market prices, the scope for action resolved by the 2003 Annual General Meeting for making use of the conditional capital no longer exists to the full extent. In order to restore the originally resolved scope for action, a further authorization to issue convertible bonds or bonds with warrants or profit-sharing rights – the latter with or without conversion or option rights – shall be resolved, which will exist alongside the

authorization resolved on May 30, 2003 and, like the latter, will relate to the conditional capital of up to €403,000,000, resolved at that time.

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

a) The Board of Managing Directors is authorized to issue in one or several tranches by May 30, 2008 convertible bonds or bonds with warrants or profit-sharing rights – the latter with or without conversion or option rights – in a total nominal amount of up to €1,500,000,000.

   The holders or creditors of the convertible bonds, bonds with warrants or profit-sharing rights may be granted conversion or option rights for a maximum of 155,000,000 no-par-value bearer shares of Commerzbank Aktiengesellschaft, representing a portion of the share capital of up to €403,000,000.

   Insofar as permitted by law, the issue of convertible bonds, bonds with warrants or profit-sharing rights may be made in other currencies which are legal tender. The total nominal amount of the convertible bonds, bonds with warrants or profit-sharing rights issued on the basis of this authorization may not exceed €1,500,000,000 or the corresponding equivalent in another currency that is legal tender. The convertible bonds, bonds with warrants or the profit-sharing rights may also be issued against non-cash contributions, especially against participations in other enterprises, if their value corresponds to at least the issue price of the convertible bonds, bonds with warrants or profit-sharing rights. The convertible bonds or bonds with warrants may also be issued by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), *Aktiengesetz*); in this case, the Board of Managing Directors is authorized to guarantee the convertible bonds or bonds with warrants on behalf of the issuing company and to grant the holders or creditors of such convertible bonds or bonds with warrants option or conversion rights to new shares of Commerzbank Aktiengesellschaft. The profit-sharing rights must meet the provisions of the German Banking Act *(Kreditwesengesetz)*, according to which the capital paid in for profit-sharing rights has to be counted as equity capital.

   On principle, the convertible bonds, bonds with warrants or profit-sharing rights are to be offered to shareholders. The statutory subscription right may also be granted in such a way that the convertible bonds, bonds with warrants or profit-sharing rights are taken over by a bank or a banking syndicate with the obligation to offer them to shareholders for subscription. If the convertible bonds or bonds with warrants are issued by a company in which Commerzbank Aktiengesellschaft holds a majority interest, Commerzbank Aktiengesellschaft must ensure that its shareholders are granted statutory subscription rights in accordance with the previous sentence.

   The Board of Managing Directors is authorized, however, to exclude shareholders' statutory subscription rights for any fractional amounts and also to exclude subscription rights to the extent necessary to offer to the holders or creditors of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or its subsidiaries, subscription rights to shares of Commerzbank Aktiengesellschaft to the extent to which they would be entitled after they have exercised their conversion or option rights.

In addition, the Board of Managing Directors is authorized, with the approval of the Supervisory Board, to exclude shareholders' subscription rights to the convertible bonds, bonds with warrants or profit-sharing rights – with conversion or option rights – on the basis of this authorization up to a total nominal amount of €1,500,000,000, insofar as the issue price is not substantially lower than the theoretical market price of the convertible bonds, bonds with warrants or profit-sharing rights – with conversion or option rights –, which is worked out applying accepted financial-mathematical methods. In this case, the holders or creditors of the convertible bonds, bonds with warrants or profit-sharing rights may be granted conversion or option rights to subscribe to up to 52,000,000 no-par-value bearer shares of Commerzbank Aktiengesellschaft, representing a portion of the share capital of up to €135,200,000.

In this case of subscription rights being excluded, the number of new shares either issued in accordance with authorizations for capital increases (from which subscription rights are excluded pursuant to Art. 186, (3), 4, *Aktiengesetz*), on the basis of a conditional capital increase pursuant to Arts. 221, (4), and 186, (3), 4, *Aktiengesetz*, or sold pursuant to Arts. 71, (1), no. 8, and 186, (3), 4, *Aktiengesetz*, may not exceed 10% of the share capital overall.

Last but not least, the Board of Managing Directors is authorized, with the approval of the Supervisory Board, to exclude shareholders' subscription rights if the convertible bonds, bonds with warrants or profit-sharing rights are issued against non-cash contributions and the exclusion of subscription rights is distinctly in the Company's interest.

The issues of convertible bonds, bonds with warrants or profit-sharing rights shall be divided into separate bearer bond certificates or profit-sharing certificates which endow their holders with equal rights.

In the event of bonds with warrants or profit-sharing rights with option rights being issued, each bond or profit-sharing certificate will have one or several warrants attached, entitling the holder or creditor to subscribe to shares of Commerzbank Aktiengesellschaft under option terms to be specified. The nominal value of the shares to be subscribed to for each bond or profit-sharing certificate held may not exceed the nominal value of the bond or profit-sharing certificate.

In the event of convertible bonds or profit-sharing rights with conversion rights being issued, their holders or creditors will be entitled to convert their bonds or profit-sharing rights into Commerzbank Aktiengesellschaft shares under terms (conditions of issue for bonds or profit-sharing rights) to be fixed by the Board of Managing Directors, which may also include payment of a cash premium. The conversion ratio is arrived at by dividing the nominal value of a bond or profit-sharing certificate by the conversion price established for a Commerzbank Aktiengesellschaft share. A variable conversion price and conversion ratio may be established in the conditions of issue for the bonds or profit-sharing rights, linked above all to the development of the share price while the issues are outstanding. The conversion conditions may adjust the conversion ratio to produce a round figure and/or fix a cash premium to be paid by the holder or creditor of the bond or profit-sharing right, or establish cash compensation by the issuer. In particular, the conditions (for the bonds or profit-sharing certificates) may make conversion at maturity or at some other

point obligatory. Insofar as the convertible bonds, bonds with warrants or profit-sharing rights carrying conversion or option rights are issued with subscription rights for shareholders, the conversion or option-based price to be fixed for one no-par-value share of Commerzbank Aktiengesellschaft shall correspond to

- at least 80% of the average price calculated on the basis of the prices (closing auction prices or similar successor prices in XETRA trading or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) quoted for Commerzbank Aktiengesellschaft shares on the Frankfurt Stock Exchange over the ten trading days preceding the decision to issue convertible bonds, bonds with warrants or profit-sharing rights carrying conversion or option rights, or

- at least 80% of the average price of Commerzbank Aktiengesellschaft shares calculated for the days on which subscription rights are traded – with the exception of the last two trading days for such rights – on the basis of the prices (closing auction prices or similar successor prices in XETRA trading or a similar successor system to the XETRA system on the Frankfurt Stock Exchange) quoted for Commerzbank Aktiengesellschaft shares on the Frankfurt Stock Exchange. In the rights offer, the conversion or option-based subscription price is to be stated as a percentage of this average price, including any upward or downward rounding to a full euro figure.

Art. 9, (1), *Aktiengesetz* remains unaffected.

Insofar as shareholders' subscription rights are excluded for the issue of convertible bonds, bonds with warrants or profit-sharing rights – with conversion or option rights – the no-par-value shares which may be subscribed to may represent a portion of the share capital of no more than €135,200,000. The conversion or option-based price for one no-par-value share of Commerzbank Aktiengesellschaft may then not be substantially lower than the market price of already quoted shares offering the same conditions at the time when the convertible bonds, bonds with warrants or profit-sharing rights are issued. Overall, the number of shares for subscription, together with the new shares issued in connection with authorized capital increases and purchased shares, sold on the basis of an authorization pursuant to Arts. 71 (1), no. 8, 5, and 186 (3), 4, *Aktiengesetz*, from which subscription rights are excluded pursuant to Art. 186, (3), 4, *Aktiengesetz*, may not exceed the limit of 10% of share capital as provided in Art. 186, (3), 4, *Aktiengesetz*. The above restrictions do not apply to the exclusion of subscription rights for the issue of convertible bonds, bonds with warrants or profit-sharing rights against non-cash contributions.

Should there be an increase in the share capital of Commerzbank Aktiengesellschaft for which shareholders are offered subscription rights while the convertible bonds, bonds with warrants or profit-sharing rights – with conversion or option rights – are outstanding and the subscription price per share in such an offering be lower than the conversion or option-based share subscription price pertaining to such issues, either as originally determined or as reduced at a later point, or new issues are launched carrying conversion or option rights and offering shareholders subscription rights, and the lowest conversion or option-based subscription price be below the price either as originally determined or as reduced at a later point, such conversion or option-based share subscription price shall be reduced, without

prejudice to Art. 9, (1), *Aktiengesetz*, in accordance with a formula to protect against dilution of capital – unless the holders or creditors of the conversion or option rights are granted share subscription rights corresponding to those of the shareholders.

In the event of a capital reduction, the conditions of issue (for bonds or profit-sharing rights) may provide for an adjustment of the option or conversion rights. The conditions of issue (for bonds or profit-sharing rights) may also provide for the right of the Company in the case of conversions or the exercising of options not to grant new shares, but rather to pay a cash amount corresponding, for the number of shares which would otherwise have to be delivered, to the average closing price (or a similar successor price) of Commerzbank Aktiengesellschaft shares in XETRA trading on the Frankfurt Stock Exchange or a similar successor system during the last ten trading days before the conversion declaration or the exercising of the option. The conditions (for bonds or profit-sharing rights) may also provide that, if the Company prefers, the convertible bonds, bonds with warrants or profit-sharing rights – with conversion or option rights – may be converted into already existing shares of the Company or of another listed company rather than into new shares from a conditional capital increase, or that the option right may be fulfilled by delivering such shares.

The Board of Managing Directors is authorized to determine the other details relating to the issues, in particular the date of the issue, the interest rate, the right to receive a distribution, the issue price and the maturity.

b) The above authorization exists alongside the authorization resolved by the Annual General Meeting on May 30, 2003 under point 12 lit. a) of the agenda to issue convertible bonds or bonds with warrants or to issue profit-sharing rights – the latter with or without conversion or option rights. The conditional capital increase resolved by the Annual General Meeting on May 30, 2003 under point 12 lit. b) of the agenda is also intended to enable the Bank to grant conversion or option rights to the holders or creditors of convertible bonds, bonds with warrants or profit-sharing rights carrying conversion or option rights to be issued primarily in accordance with the above authorization under a) up to May 30, 2008, by Commerzbank Aktiengesellschaft or companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art.18, (1), *Aktiengesetz*).

9. Resolution on an amendment to the Articles of Association to reflect a planned amendment to the German Stock Corporation Act *(Aktiengesetz)*

The draft legislation presented by the German government on corporate integrity and the modernization of the right of rescission *(Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts* – hereinafter referred to as UMAG) on November 17, 2004, provides for amendments to the German Stock Corporation Act *(Aktiengesetz)*. In the German government's reply to the statement by the Bundesrat on the UMAG draft of March 9, 2005, the German government took up several suggestions of the Bundesrat, thereby modifying the government draft.

Pursuant to the current version of Art. 123, *Aktiengesetz*, the articles of association of a joint stock company may make attendance at the general meeting of shareholders or the exercise of voting rights dependent upon the shareholder having demonstrated his entitlement to do so by

depositing his shares. Foreign shareholders in particular frequently associate with this deposit requirement the misguided notion that it is not possible to sell the shares while they are deposited. For this reason, the deposit requirement is to be replaced as the basic form of legitimation for the general meeting by a bank declaration on the shares held as of the start of the twenty-first day prior to the general meeting. At the same time, the period for giving notice of a general meeting is to be revised.

The UMAG is to enter into force on November 1, 2005. As the Articles of Association of Commerzbank Aktiengesellschaft, in line with the current legal position, still make attendance at the General Meeting of shareholders and the exercising of voting rights dependent upon the depositing of shares, their respective provisions should be adjusted to the expected new statutory rules for future general meetings. However, the UMAG currently exists only as a government draft; changes in the course of the legislative process cannot be ruled out. For this reason, the following proposed resolution provides for the Board of Managing Directors to apply for the amendment to the Articles of Association to be entered into the commercial register only after the UMAG with the relevant provisions for the following proposed resolution has entered into force. The amendment to the Articles of Association will not become effective until it is entered into the commercial register.

The Board of Managing Directors and the Supervisory Board propose that the following be resolved:

a) Art. 17, (1) of the Articles of Association shall be reformulated as follows:

   "(1) The General Meeting shall be convened by the Board of Managing Directors or the Supervisory Board at least thirty days prior to the day by the end of which shareholders pursuant to (2), sentence 1 have to register for the General Meeting and the exercise of their voting rights."

b) Art. 17, (2) of the Articles of Association shall be reformulated as follows:

   "(2) All shareholders are entitled to attend the General Meeting and to exercise voting rights who, by the end of the seventh day prior to the General Meeting at the latest, register with the Company or any other depository mentioned in the announcement to convene the General Meeting to attend the meeting, providing evidence that they hold shares. The custodian bank must confirm that the shares are held; such confirmation has to relate to the start of the twenty-first day before the General Meeting. Registration and evidence of the shares held have to be submitted in text form, written in either German or English."

c) Art. 17, (3) of the Articles of Association shall be reformulated as follows:

   "(3) Periods in accordance with the provisions of Art. 17 have to be calculated retrospectively from the day of the General Meeting, which is not counted. If the period ends on a Sunday, a Saturday or a public holiday at the seat of the Company, the previous working day that is counted shall be taken."

d) The Board of Managing Directors is instructed to apply for the above amendment to the Articles of Association to be entered into the commercial register only if the UMAG with the provisions relevant for the above proposed resolution has entered into force. The resolution shall become void if the abovementioned legal amendment has not entered into force by the day of the 2006 General Meeting of Commerzbank Aktiengesellschaft.

Report of the Board of Managing Directors on the proposed exclusion of subscription rights under points 7 and 8 of the Agenda pursuant to Arts. 186, (4), sentence 2, 221, (4), sentence 2 and 71, (1), no. 8, sentence 5, *Aktiengesetz*

Exclusion of subscription rights pursuant to Art. 186, (3), sentence 4, *Aktiengesetz*

The authorization under point 7 of the Agenda provides for the possibility of using the ruling contained in Art. 186, (3), sentence 4, *Aktiengesetz* to sell purchased shares of the Bank, excluding shareholders' subscription rights insofar as the valid statutory limit of an overall 10% of the share capital is not exceeded. This applies *mutatis mutandis* for the authorization under point 8 of the Agenda as regards the total nominal amount of convertible bonds, bonds with warrants or profit-sharing rights – carrying conversion or option rights – of up to €1,500,000,000, or as regards the conditional capital of a maximum of €135,200,000, respectively, which is available for this purpose, unless the subscription right to the convertible bonds, bonds with warrants or profit-sharing rights is excluded if the issue is effected against non-cash contributions.

The Board of Managing Directors will only use the authorizations already granted or the authorizations proposed under points 7 and 8 to exclude subscription rights pursuant to Art. 186, (3) sentence 4, *Aktiengesetz*, such that overall the limit of 10% of the share capital provided for by Art. 186, (3) sentence 4, *Aktiengesetz*, is observed. Irrespective of whether the relevant authorizations concerning the possibility to exclude subscription rights are used individually or cumulatively, the limit of 10% of the share capital for the exclusion of subscription rights pursuant to Art. 186, (3), sentence 4, *Aktiengesetz*, may not be exceeded overall. The sole purpose of the various authorizations with the possibility of excluding subscription rights pursuant to Art. 186, (3), sentence 4, *Aktiengesetz*, is to enable the Board of Managing Directors to use the most suitable instrument in the concrete situation – taking into consideration the interests of the Company and shareholders – but not to exclude shareholders' rights beyond the limit of 10% of the share capital as provided by Art. 186, (3), sentence 4, *Aktiengesetz*, through the repeated use of various possibilities for excluding subscription rights in the proposed authorizations. The above restrictions do not apply with regard to the exclusion of subscription rights for the issue of convertible bonds, bonds with warrants or profit-sharing rights against non-cash contributions.

With regard to point 7 of the Agenda

Art. 71, (1), no. 8, *Aktiengesetz* makes it possible to purchase own shares up to a limit of 10% of the share capital on the basis of an authorization by the AGM that is valid for a maximum of 18 months. The proposed resolution under point 7 of the Agenda entails such authorization, limited to a period of slightly less than 18 months. Under this authorization, the Bank is not permitted to purchase its own shares for the purpose of trading in them. In the purchase and sale of the Bank's own shares, the principle of equal treatment for all shareholders has to be observed on principle, pursuant to Art. 53a, *Aktiengesetz*. This is ensured, as the Board of Managing Directors will determine whether the purchase of shares is to be effected via the stock exchange, by means of a public offer or by means of a public invitation to shareholders to submit an offer to sell. The proposed authorization will enable the Board of Managing Directors, in the interest of the Company and its shareholders, to purchase its own shares up to a limit of 10% of the Company's share capital. The purchase price may not be more than 10% higher or lower than the average market price on the three trading days preceding

the acquisition (in the case of purchase via the stock exchange) or the day preceding the final decision by the Board of Managing Directors to make the public offer, or the day on which the offers to sell are accepted by the Company (in the case of a public invitation to sell). The authorizations permit public offers or invitations to sell published on their basis to provide for the possibility that adjustments may be made to an established price margin, if substantial price movements occur after publication. This ensures that, in the interest of the Company and its shareholders, an adequate purchase price is paid for the shares. At all events, when authorizations to purchase the Bank's own shares are used, the limit imposed by Art. 71, (2), *Aktiengesetz* has to be observed, in accordance with which the Bank's own purchased shares together with other treasury shares which the Company has purchased and still holds may not amount to more than 10% of its share capital.

Under the proposed authorization, the Company's own purchased shares may either be redeemed (which would reduce the Company's share capital) or resold by means of a public offer to all shareholders or via the stock exchange. Shareholders' right to equal treatment, therefore, will be preserved not only when the shares are purchased – as described in the preceding paragraph – but also in the case of resale by means of a public offer to all shareholders or via the stock exchange.

In line with the legal provisions of Art. 71, (1), no. 8, sentence 5, *Aktiengesetz*, the authorization proposed under point 7 of the Agenda also permits the Board of Managing Directors to resell the Company's own purchased shares in a way other than via the stock exchange or by means of an offer to all shareholders. The possibility of such disposal of shares is in the interest of the Company and its shareholders. The shares may be sold, for instance, to institutional investors, thereby gaining new shareholders for the Company at home and abroad. At the same time, the Company is given the opportunity to adjust its equity capital flexibly to current business requirements and can respond quickly and flexibly to favourable stock-market situations.

The position of its shareholders in terms of both their financial interests in the Company and their voting rights will be adequately maintained if the Company's own shares are sold with shareholders' subscription rights excluded on the basis of the provision of Art. 71, (1), no. 8, *Aktiengesetz:* the authorization is limited to at most 10% of the Company's share capital; this corresponds to the provisions of Art. 71, (1), no. 8, *Aktiengesetz* in conjunction with Art. 186, (3), 4, *Aktiengesetz*. In addition, the Board of Managing Directors will only use this authorization such that overall – i.e. including the already granted authorizations – the limit of 10% of the share capital provided for in Art. 186, (3), sentence 4, *Aktiengesetz* is observed. Furthermore, even if they are disposed of other than via the stock exchange or by means of an offer to all shareholders, the purchased shares may only be sold at a price which is not substantially lower than the market price of Commerzbank shares offering the same conditions at the time of their disposal. Insofar as they are interested in maintaining the relative level of their voting rights, shareholders will experience no disadvantage, therefore, as they can purchase the relevant additional number of shares at any time.

The proposed authorization further provides that the shares purchased on its basis may be used to acquire companies or interests in companies by offering the shares by way of compensation. In this way, it is made possible for Commerzbank Aktiengesellschaft to use its own shares as an acquisition currency. National and international competition requires companies to use their own shares as compensation. The proposed authori-

zation, therefore, is intended to make it possible for the Company to use the opportunities to acquire companies or interests in other companies flexibly and on reasonable terms in the interest of shareholders.

The authorization also provides for the possible exclusion of subscription rights in order to offer the Company's repurchased own shares for subscription to the holders of conversion or option rights issued by Commerzbank Aktiengesellschaft or by companies in which it holds a majority interest. This makes it possible for the Board of Managing Directors to realize the protection against dilution for the holders of conversion and option rights, which is envisaged in the terms and conditions for said rights, even without offering cash compensation.

Last but not least, the proposed authorization provides for shareholders' subscription rights to be excluded if the Company's purchased own shares are issued to employees and pensioners of Commerzbank Aktiengesellschaft and affiliated companies. Employee shares remain an important instrument for increasing staff loyalty and motivation. It is in the interest of the Company and its shareholders that a further basis is available for issuing shares to employees, alongside the authorized capital increase reserved for this purpose in Art. 4, (4) of the Articles of Association.

With regard to point 8 of the Agenda

The resolution on point 8 of the Agenda is intended to supplement the already existing possibility to increase the Company's equity capital. As already mentioned above under point 8 of the Agenda, the authorization proposed here shall exist alongside the authorization resolved by the AGM on May 30, 2003, in order to counter the restriction of the scope for action due to the development of stock-market prices. However, no new conditional capital is to be created in order to meet the conversion and option rights to be issued under the new authorization. Solely the conditional capital increase resolved by the AGM of May 30, 2003 under point 12 lit. b) of the Agenda is to be available for this purpose. The number of shares which may be issued by using both the authorization proposed here and the authorization resolved in 2003 is limited to 155,000,000 shares overall. The maximum number of shares to be issued from conditional capital for the purpose of covering the conversion and option rights will not be increased, therefore, by the authorization proposed under point 8 of the Agenda; to this extent, the proposed authorization does not lead to a further dilution of shareholders' shareholdings. The term of the authorization proposed under point 8 of the Agenda corresponds to the term of the authorization resolved in 2003, so that the proposed resolution will create a state of affairs which would have existed if the AGM of May 30, 2003 had already granted authorization on a scale of up to €3.5bn.

The authorization of the Board of Managing Directors provides for the issue of convertible bonds, bonds with warrants carrying conversion or option rights to shares of Commerzbank Aktiengesellschaft or profit-sharing rights – the latter with or without such conversion or option rights. This is in order to make use of the statutory possibility to raise supplementary capital. In addition, convertible bonds, bonds with warrants or profit-sharing rights – the latter especially if they carry conversion or option rights – offer attractive financing instruments which can be exploited through the proposed authorization.

The flexibility of these financing instruments is increased by the possibility of making it mandatory for holders or creditors to exercise their conversion rights for convertible bonds or profit-sharing certificates carrying conversion rights.

The authorization also provides for recourse, according to market situation, to the German or – possibly via directly or indirectly-held majority interests in affiliated companies – the international capital market.

As already mentioned above, the authorization to grant conversion or option rights when convertible bonds or bonds with warrants are issued, or convertible profit-sharing rights or profit-sharing rights with warrants are issued, is to be covered by the already existing conditional capital of up to €403,000,000 (Art. 4, (5) of the Articles of Association).

On principle, shareholders shall be offered the opportunity to subscribe to the convertible bonds, bonds with warrants or profit-sharing rights. In order to facilitate the issue, however, the Company shall be permitted to issue the convertible bonds, bonds with warrants or profit-sharing rights to a bank or a banking syndicate with the obligation to offer the bonds or profit-sharing rights to shareholders in accordance with their subscription rights (indirect subscription right as defined in Art. 186, (5), *Aktiengesetz*).

The Board of Managing Directors shall be authorized, however, to exclude shareholders' rights for any fractional amounts. Such fractional amounts result from the definition of a practicable subscription ratio. The fractional amounts are to be realized at current market rates.

In addition, the Board of Managing Directors may exclude shareholders' subscription rights in order to be able to grant to the holders or creditors of conversion or option rights against Commerzbank Aktiengesellschaft subscription rights to the extent to which they would be entitled as shareholders after they have exercised their conversion or option rights.

In issuing convertible bonds, bonds with warrants or profit-sharing rights carrying conversion or option rights, the Board of Managing Directors shall also be authorized, with the approval of the Supervisory Board, to exclude shareholders' subscription rights to convertible bonds, bonds with warrants or profit-sharing rights carrying conversion or option rights in a total nominal amount of up to €1,500,000,000, insofar as the issue price is not substantially lower than the theoretical market price of the convertible bonds, bonds with warrants or profit-sharing rights, which is worked out applying accepted financial-mathematical methods. The volume of the conditional capital of up to €135,200,000, which is proposed to be available for an issue under this part of the authorization, is equal to less than 10% of the current share capital, whereby this limit will be observed with regard to the total amount represented by authorizations offering the possibility to exclude shareholders' subscription rights pursuant to Art. 186, (3), 4, *Aktiengesetz*. This holds true above all in the event of this authorization being used alongside the authorization resolved by the Annual General Meeting on May 30, 2003 under point 12 lit. a) of the agenda to issue convertible bonds, bonds with warrants or profit-sharing rights carrying conversion or option rights. The issue of convertible bonds, bonds with warrants or profit-sharing rights carrying conversion or option rights, with subscription rights excluded, enables Commerzbank Aktiengesellschaft to raise capital on attractive terms. The option and conversion premiums that are realized benefit the Company. A placement with shareholders' subscription rights excluded makes it possible to achieve a much stronger inflow of funds than an issue with subscription rights. Art. 186, (2), *Aktiengesetz*, as amended by the legislation to promote transparency and the publication of information *(Transparenz- und Publizitätsgesetz)*, now permits publication of the subscription price on the third-last day of the subscription period. However,

even then the volatility of the stock markets represents a market risk, leading to security markdowns and consequently conditions not reflecting the actual market when the terms for the issue of bonds or profit-sharing rights are being fixed. At the same time, it is only by excluding subscription rights that it becomes possible to target certain investors quite selectively. By excluding shareholders' subscription rights, therefore, Commerzbank Aktiengesellschaft gains the required flexibility to exploit favourable stock-exchange situations at short notice in the interest of shareholders and the Company.

Pursuant to Art. 221, (4), sentence 2, *Aktiengesetz*, the exclusion of shareholders' subscription rights when issuing convertible bonds, bonds with warrants or profit-sharing rights carrying conversion or option rights is subject to the provisions of Art. 186, (3), sentence 4, *Aktiengesetz mutatis mutandis*, i.e. the issue price may not be fixed substantially below the market price. In order to ensure that this requirement is met when issuing convertible bonds, bonds with warrants or profit-sharing rights carrying conversion or option rights, the Board of Managing Directors undertakes to commission a study by an independent, reputable investment bank or auditing firm when launching such an issue. In this way, investors will be protected against a dilution of their shareholding. In determining the price, the Board of Managing Directors, taking into consideration the current situation in the capital market, will try to keep the markdown on the market price as small as possible. This would cause the notional market value of a subscription right to sink to practically zero. Shareholders will suffer no notable material disadvantage, therefore, as a result of their subscription rights being excluded. Besides, they have the opportunity to maintain their percentage stake in the Company's share capital by purchasing the required number of shares on virtually the same conditions via the stock market.

Last but not least, if convertible bonds, bonds with warrants or profit-sharing rights are issued against non-cash contributions, the Board of Managing Directors, with the approval of the Supervisory Board, is authorized to exclude subscription rights even without the restriction to 10% of the share capital pursuant to Art. 186, (3), sentence 4, *Aktiengesetz*. This is intended to ensure that the convertible bonds, bonds with warrants or profit-sharing rights may also be used in a selective manner in order to acquire quite specific assets, above all companies or parts of companies, without having to effect cash payment. This possibility would extend the Company's range of instruments above all for the acquisition of strategic participations, because the bonds or profit-sharing certificates can be used selectively as an acquisition currency. Precisely in such a case, however, subscription rights must be excluded as a rule. The authorization also to issue financing instruments against non-cash contributions in combination with the issue of these financing instruments against cash or other financing instruments puts the Company in a position to respond very flexibly. The Company will suffer no disadvantage as a result, as the issue of the financing instruments against non-cash contributions presupposes that the value of the non-cash contribution at least corresponds to the amount of financial instruments issued. In each individual case, however, the Board of Managing Directors will carefully examine whether to avail itself of the authorization to issue convertible bonds, bonds with warrants or profit-sharing rights against non-cash contributions with subscription rights excluded. It will only do so, if this is distinctly in the interest of the Company and consequently of its shareholders as well, and a different kind of acquisition of the relevant asset, such as through purchase, would not be possible in legal or actual terms, or would only be possible on less favourable terms.

Participation in the Annual General Meeting

Shareholders who deposit their shares by Friday, May 13, 2005, at the latest, during normal office hours, with one of the following depositories until the close of the AGM are entitled to participate in the AGM and exercise their voting rights. Shares will also be deemed to have been properly deposited if, with the approval of a depository, they are held blocked on the latter's behalf at another bank until the close of the AGM.

The depositories are

in Germany:

Commerzbank Aktiengesellschaft,
Frankfurt am Main

with all of its branches;

shares may also be deposited with a notary or a collective securities association.

In Switzerland:

Commerzbank (Switzerland) Ltd,
Zurich and Geneva
Credit Suisse, Zurich
UBS AG, Zurich.

In the United Kingdom:

Commerzbank AG, London Branch
UBS Limited, London

In order to take part in the AGM, shareholders should apply to their custodian bank in good time for an admission ticket.

Documents for the Annual General Meeting

From the day on which this announcement appears, the following AGM documents will be available for inspection at the business premises of Commerzbank Aktiengesellschaft (Kaiserstrasse 16, 60311 Frankfurt am Main):

- this announcement (containing the report of the Board of Managing Directors on points 7 and 8 of the Agenda)

- the annual reports of Commerzbank Aktiengesellschaft and the Commerzbank Group for 2004, containing the Financial Statements, the Management Report, the Report of the Supervisory Board and the proposal of the Board of Managing Directors for the appropriation of the distributable profit.

These AGM documents are available from Commerzbank Aktiengesellschaft, ZKV, 60261 Frankfurt am Main and will be sent, upon request, to each shareholder. Like this invitation to the AGM, they are also accessible at the internet site of Commerzbank Aktiengesellschaft (www.commerzbank.com).

Last but not least, this invitation and an abridged version of the annual report will be sent automatically to those of our shareholders whose shares are held in custody at a bank in Germany.

Proxy voting

Shareholders not attending the Annual General Meeting in person may have their voting rights exercised by proxy, e.g. by a shareholders' association or by a bank.

We also offer shareholders the opportunity to authorize proxies appointed by Commerzbank Aktiengesellschaft to vote on their behalf; shareholders may give them the necessary proxy and

instructions either in written form or via internet. Should shareholders wish to avail themselves of this option, they require – even if they do not wish to attend the AGM in person – an admission ticket, which they should order at the earliest opportunity from their custodian bank. Together with the admission ticket, they will receive the form required for giving proxy and instructions and the information necessary for giving proxy and instructions via internet. Proxy and instructions given in written form must reach Commerzbank Aktiengesellschaft by Wednesday, May 18, 2005. Proxy and instructions may be given via internet up to 12 noon on Thursday, May 19, 2005.

If the proxies appointed by Commerzbank Aktiengesellschaft receive the proxy and instructions for one and the same equity portfolio by post and also via internet – both within the deadlines – solely the information received by post shall be considered binding. If shareholders take part in the AGM in person, the proxy and instructions given to the proxies appointed by Commerzbank Aktiengesellschaft either in written form or via internet will cease to be valid. Unless explicit instructions are provided on individual points of the Agenda, the proxy given to the proxies appointed by Commerzbank Aktiengesellschaft either in written form or via internet is invalid.

Motions raised by shareholders

Counter-motions to given points on the Agenda must be sent – in written form or by fax – pursuant to Art. 126, (1), *Aktiengesetz,* without exception to the following address:

Commerzbank Aktiengesellschaft
– Zentraler Stab Recht –
60261 Frankfurt am Main
Fax: (0)69/136-42196

Counter-motions to points on this Agenda which are received at this address by midnight on Friday, May 6, 2005, at the latest will be considered, as provided by Art. 126, *Aktiengesetz,* and made accessible without delay on the internet site of Commerzbank Aktiengesellschaft (www.commerzbank.de). Any comments issued by the management will similarly be made available at the above-mentioned internet address. Motions by shareholders sent to other addresses or not received on time cannot be considered.

AGM on the internet

Shareholders may follow parts of the Annual General Meeting of Commerzbank Aktiengesellschaft live on the internet from 10 a.m. onwards on May 20, 2005. The necessary access will be provided at www.commerzbank.com.

The announcement has been published in the electronic Federal Gazette *(elektronischer Bundesanzeiger)* of April 4, 2005.

Yours faithfully,

COMMERZBANK
Aktiengesellschaft

The Board of Managing Directors